DHT Holdings, Inc.
Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
Tel: +1 (441) 299-4912

August 17, 2017

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Attention:	Mr. John Dana Brown
Ms. Tonya K. Aldave

Re:	DHT Holdings, Inc.
Registration Statement on Form F-3
File No. 333-219069

Dear Mr. Brown and Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DHT Holdings, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement to 2:00 p.m. Eastern time on August 21, 2017, or as soon as thereafter practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Erik R. Tavzel at (212) 474-1796 or Michael L. Andrisani at (212) 474-1008, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer
DHT Holdings, Inc.